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                                                                       EXHIBIT 3

FINAL VERSION

English Translation

IRREVOCABLE NEUTRAL INVESTMENT TRUST AGREEMENT NO. 14515-5 ENTERED INTO ON THE ONE HAND AS SETTLORS BY THE INDIVIDUALS AND CORPORATIONS LISTED IN THE DOCUMENT ATTACHED HERETO AS ANNEX "A" (HEREINAFTER JOINTLY THE "SETTLORS"); BY A SECOND PARTY ALSO AS SETTLOR, MAXCOM TELECOMUNICACIONES, S.A. DE C.V. REPRESENTED BY ITS LEGAL REPRESENTATIVE GONZALO ALARCON ITURBIDE (HEREINAFTER "MAXCOM") OR THE "COMPANY"; AND BY A THIRD AND LAST PARTY, BANCO NACIONAL DE MEXICO, S.A., INSTITUCION DE BANCA MULTIPLE, GRUPO FINANCIERO BANAMEX ACCIVAL, DIVISION FIDUCIARIA, REPRESENTED BY ITS TRUST DELEGATES, GUADALUPE MUNOZ RESENDEZ AND GABRIEL URIBE CORONA (HEREINAFTER "TRUSTEE"), PURSUANT TO THE FOLLOWING RECITALS AND CLAUSES.

                                    RECITALS

I.   MAXCOM states through its legal representative that:

     A. MAXCOM is a stock company duly incorporated and existing according to the laws of the United Mexican States pursuant to public instrument number 86,115 dated February 26, 1996, granted before Ignacio Soto Borja, Notary Public number 129 of the Federal District, which first notarial copy was recorded in the Public Registry of Commerce of the Federal District on June 10, 1996 under Mercantile File No. 210585.

     B. Prior to the Restructuring (as defined below), the capital stock of MAXCOM was represented by 14,982,991 (fourteen million nine hundred eighty two thousand, nine hundred and ninety one) authorized shares, divided into (i) ordinary, nominative series A shares with full voting rights, no par value and which may only be held by Mexican individuals or Mexican entities with a clause in their by-laws prohibiting foreign ownership ("Series A Shares"), (ii) ordinary, nominative series B shares with full voting rights, no par value and which may be held by Mexican and foreign individuals or corporations ("Series B Shares") and (iii) ordinary, nominative series N shares with no par value and limited voting rights pursuant to the Charter and By-laws (as defined below) ("Series N Shares"). Out of the 14,982,991 (fourteen million nine hundred eighty two thousand, nine hundred and ninety one) shares, 10,322,991 (ten million three hundred twenty two thousand, nine hundred and ninety one) shares have been subscribed to and paid for and are divided as follows: 1,531,428 (one million five hundred thirty one thousand, four hundred and twenty eight) are Series A Shares, 1,471,373 (one million four hundred seventy one thousand, three hundred and seventy three) are Series B Shares, and 7,320,190 (seven million three hundred twenty thousand, one hundred and ninety) are Series N Shares. The remaining shares, that is 4,660,000 (four million six hundred sixty thousand) shares, are Series N Shares currently held by MAXCOM as treasury shares which are issued but not outstanding ("Treasury Shares").

     C. The General Extraordinary Shareholders' Meeting of MAXCOM held February 21, 2000 resolved among other matters:

          (a) The restructuring of the capital stock of MAXCOM (the "Restructuring") through (i) the conversion of a total 3,660,095 (three million six hundred and sixty thousand ninety five) Series N Shares, subscribed to and paid for, into an equal number of ordinary, nominative Series C Shares with full voting rights and no par value, which must be voted at all times in the same manner as the majority of the Series A Shares (the "Series C Shares"), subject to the fulfillment of all conditions expressly agreed to in such Shareholder' Meeting; (ii) the conversion of a total 255,000 (two hundred and fifty five thousand) Series A Shares, fully subscribed and paid, into 127,500 (one hundred and twenty seven thousand five hundred) Series C Shares and 127,500 (one hundred and twenty seven



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               thousand five hundred) Series N Shares, subject to obtaining the necessary authorizations for such conversion; (iii) the conversion of a total 245,000 (two hundred and forty five thousand) Series B Shares, fully subscribed and paid, into 122,500 (one hundred twenty two thousand five hundred) Series C Shares and 122,500 (one hundred twenty two thousand five hundred) Series N Shares, subject to obtaining the necessary authorizations for such conversion; and (iv) the conversion of a total 2,330,000 (two million three hundred and thirty thousand) Series N Shares that are Treasury Shares and reserved for issuance pursuant to the terms of the Subscription Options (as defined below) into Series C Shares, which shall also be deposited in MAXCOM's treasury to fulfill such options; provided however, that the closing of the Restructuring is subject to the condition precedent that this Irrevocable Neutral Investment Trust Agreement (this "Trust Agreement" or this "Trust") be signed and that the shares referred to in section (c) below of this Recital I.C. be deposited therein.

          (b) The signing of this Trust Agreement by the Settlors in order for the Trustee to issue Ordinary Non-redeemable Participation Certificates (hereinafter the "CPOs"), each representing, at all times, one (1) Series C Share and one (1) Series N Share.

          (c) To cause to be deposited under this Trust all subscribed and paid Series C Shares and all subscribed and paid Series N Shares (including those derived from the Restructuring in order for the Trustee to issue the CPOs referred to in section (b) immediately above in favor of the Trust Beneficiaries (as defined below).

     D. The General Ordinary and Extraordinary Shareholders' Meeting of MAXCOM held June 5, 2000 resolved among other matters:

          (a) To increase the authorized capital stock of MAXCOM by the equivalent amount in Mexican Pesos equal to U.S. $ 35,030,856.24 (Thirty Five Million Thirty Thousand Eight Hundred fifty six 24/100 U.S. Dollars) through the issuance of 1,676,252 (One Million six hundred and seventy six thousand, two hundred and fifty two) nominative, Series C shares, with no par value, and 1,676,252 (One Million six hundred and seventy six thousand, two hundred and fifty two) nominative, Series N Shares, with no par value. Said shares have been subscribed to and paid for a price for share of U.S. $10.44 (Ten 44/100 U.S. Dollars), or its equivalent in Mexican Pesos, according with the exchange rate published in the Federal Official Diary (Diario Oficial de la Federacion) on the payment date.

          (b) To offer up to 35,001 (Thirty Five Thousand and One) nominative, Series C Shares with no par value, and 35,001 (Thirty Five Thousand and One) nominative, Series N Shares, with no par value, for subscription and payment, to certain persons, pursuant to the options to subscribe shares granted to said persons by the Board of Directors of MAXCOM, for a price per share of U.S. $0.01 Dollar, or its equivalent in Mexican Pesos, according with the exchange rate published in the Federal Official Diary (Diario Official de la Federacion) on the payment day.

     E. The Meeting of the Board of Directors of MAXCOM held on June 20, 2000 took note, among other matters, of the subscription and payment by various persons of 35, 001 (Thirty Five Thousand and One) Series C Shares and 35,001 (Thirty Five Thousand and One) Series N Shares, and the delivery at such time of the total consideration required for said shares, instructing MAXCOM for the issuance of the stock certificates to be deposited under this Trust.

     F. Following the Restructuring, MAXCOM's capital stock will be represented by (i) Series A Shares; (ii) Series B Shares; (iii) Series C Shares, provided, however, that Series C Shares shall never represent more than 44.5% (forty four point five per cent) of the total capital stock of MAXCOM and must be voted at all times in the same manner as the majority of the Series A Shares; and (iv) Series N Shares, provided, however, that Series N Shares shall never represent more than 44.5%




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          (forty four point five per cent) of the total issued capital stock of
          MAXCOM. From the remaining percentage of the total capital stock of MAXCOM, without taking into account the Series C Shares and Series N Shares, 51% (fifty one percent) shall be subscribed to, paid for and held at all times by Mexican investors, as defined by the Foreign Investment Law.

     G. Its legal representative is duly authorized to execute and deliver this Trust Agreement and bind MAXCOM under the terms hereof pursuant to public instrument 108,621, dated July 21, 2000, granted before Ignacio R. Morales Lechuga, Notary Public 116 of the Federal District, which first notarial copy is being recorded in the Public Registry of Commerce of the Federal District.

     H. The execution of this Trust Agreement has been duly authorized by all necessary corporate resolutions and the execution of the Trust Agreement in no way breaches or contravenes the Amended and Restated Securityholders Agreement, dated the date hereof, as amended, entered into by and between MAXCOM and certain of its shareholders and CPO Holders ("Amended Securityholders Agreement"), the Irrevocable Management and Guaranty Trust number F/29549 among various individuals and entities and Bancomer, S.A., Institucion de Banca Multiple, Grupo Financiero Bancomer, Direccion Fiduciaria, as trustee ("Trust Agreement 2") or MAXCOM's charter and by-laws ("Charter and By-laws").

II. Each Settlor other than MAXCOM states through its representatives or personally, as appropriate, that:

     A. Such Settlor owns the shares that represent the capital stock of MAXCOM indicated to the right of the name of each Settlor in the document attached hereto as Annex A.

     B. At the moment of execution of this Trust Agreement, the shares referred to in Recital II.A above are fully subscribed to and paid for, free and clear of any encumbrance or ownership limitation (except for the limitations under applicable law or established in the Charter and By-laws regarding voting by Series C Shares and Series N Shares or in the Amended Securityholders Agreement), and each of them has the authority to cause to be deposited such shares in the Trust pursuant to the terms of this Trust Agreement.

     C. Each Settlor wishes to cause those Series C and Series N Shares of MAXCOM's capital stock as listed, together with the name of each Settlor, in Annex A hereof to be irrevocably deposited in the Trust in order for the Trustee to issue CPOs pursuant to the terms of this Trust Agreement and deliver such CPOs to such Settlor (other than MAXCOM) upon the deposit of such Series C and Series N Shares in the Trust pursuant to the terms of this Trust Agreement.

III. Trustee states through its trust delegates, that:

     A. It is a Banking Institution legally incorporated and existing according to the laws of the United Mexican States, and that it enjoys the necessary authority to act as Trustee in this Trust Agreement, according to the provisions of the Federal Banking Law. The execution of this Trust Agreement has been duly authorized.

     B. Its trust delegates are each duly authorized to execute and deliver this Trust Agreement and bind their principal according to the terms hereof, as evidenced with public instruments 43,862 and 36,621, granted on September 22, 1999 and March 29, 1996, respectively , attested by Roberto Nunez y Bandera and Jose Manuel Gomez del Campo, Notary Public numbers 1 and 136, respectively both of the City of Mexico, Federal District, which first notarial copies were recorded in the Public Registry of Commerce under Mercantile File 65,126.

     C. It agrees to enter into this Trust Agreement as Trustee and perform as such according to the provisions hereof.



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     D.   By means of official communication number 514.113.00 26144 dated May
          23, 2000, it obtained authorization from the General Bureau of Foreign Investment of the Ministry of Commerce and Industrial Development ("SECOFI") to execute this Trust Agreement and create this Trust, and to issue CPOs.

By virtue of the above Recitals, the parties hereto agree to execute this Trust Agreement contained in the following:

                                  C L A U S E S

FIRST.- INCORPORATION.- The Settlors listed in Annex A hereof are hereby causing to be irrevocably deposited in the Trust and transferred under trust ownership to the Trustee, a total of 11,245,644 (eleven million two hundred and forty five thousand six hundred and forty four) ordinary, nominative shares with no par value, fully subscribed to and paid for, which represent the capital stock of MAXCOM, in the amount stated for each Settlor to the right of each Settlor's name in Annex A hereof, of which (i) 5,622,822 (five million six hundred twenty two thousand eight hundred and twenty two) are Series C Shares; and (ii) 5,622,822 (five million six hundred twenty two thousand eight hundred and twenty two) are Series N Shares, all to be used for the purposes established in Clause Fourth of this Trust Agreement, which execution is entrusted to the Trustee.

For such purpose, the Settlors listed in Annex A hereof are hereby causing to be delivered and MAXCOM hereby delivers to the Trustee, who by executing this Trust Agreement acknowledges receipt thereof, (i) the stock certificates of shares that represent the Series N Shares stated above and described in detail in Annex A hereof, duly endorsed under trust ownership in favor of the Trustee, and (ii) the stock certificates of shares that represent Series C Shares indicated above and described in detail in Annex A hereof, issued in favor of the Trustee according to instructions received by MAXCOM from the Settlors other than MAXCOM.

By executing this Trust Agreement the Trustee states its acceptance of its commission and covenants and agrees to faithfully perform as such, and acknowledges receipt of the above-mentioned stock certificates.

The shares fully subscribed to and paid for that are deposited in the Trust in favor of the Trustee, or that the Trustee subscribes and pays for directly with the funds which it receives from, or through instructions received from one of the Settlors, shall be referred to as "Shares in Trust," and when distinguishing between Series C Shares in Trust and Series N Shares in Trust, they shall be identified accordingly as "Series C Shares in Trust" and "Series N Shares in Trust."

SECOND.- PARTIES.- The parties to this Trust are:


SETTLORS:           a) The Mexican and foreign individuals and corporations
                    listed in the document attached to this Trust Agreement as Annex A.

                    b) The Mexican and foreign individuals and corporations who, after the execution of this Trust Agreement and the Adherence Agreement in the form of Annex C hereof, deposit Series C Shares and Series N Shares representing the capital stock of MAXCOM.

                    Subject to the condition set forth in the following paragraph and in Section 5.8 hereof, the individuals and corporations, other than MAXCOM and those listed in Annex A, may become Settlors either by contributing fully subscribed and paid Series C Shares and Series N Shares by means of an irrevocable instruction letter, prepared in terms similar to those provided in Annex H and addressed to MAXCOM, instructing it to contribute on their behalf the Series C Shares and Series N Shares to the Trust. Each new Settlor must previously or simultaneously to their acknowledgement as a




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                    Settlor, execute a document substantially similar to the
                    document attached to this Trust Agreement as Annex C, requiring them to be bound as a Settlor to all the terms, conditions and provisions of this Trust Agreement.

                    It is expressly agreed that the admission of any new Settlors under the terms of this Trust Agreement, shall require the authorization by Banco de Mexico (the Mexican Central Bank), or as the case may be, confirmation by Banco de Mexico that such authorization is not necessary. It is expressly agreed that the issuance and delivery by the Trustee of any CPOs (other than the initial 5,622,822 CPOs that belong to the Trust Estate) to any person shall be subject to the provisions of section 5.9 of Clause Fifth below.

TRUSTEE: Banco Nacional de Mexico, S.A., Institucion de Banca Multiple, Grupo Financiero Banamex Accival, Division Fiduciaria.

TRUST
BENEFICIARIES:      The individuals or corporations who acquire or own CPOs
                    shall be referred to as the "Trust Beneficiaries" or "CPO
                    Holders," and shall, by the sole fact of acquiring and holding the CPOs issued by the Trustee in the terms of this Trust Agreement, remain subject to the terms, conditions and provisions of this Trust Agreement, of the corresponding issuance minutes, and of the certificates that represent the CPOs.


THIRD.- THE ESTATE OF THE TRUST.- The estate of the Trust (the "Trust Estate") shall include the following:

3.1 5,622,822 (five million six hundred twenty two thousand eight hundred and twenty two) Series C Shares and 5,622,822 (five million six hundred twenty two thousand eight hundred and twenty two) Series N Shares representing the capital stock of MAXCOM which the Settlors other than MAXCOM deposit in the Trust as of the date of execution of this Trust Agreement.

3.2. The shares that represent the capital stock of MAXCOM, which the Trustee subscribes and pays for after execution of this Trust Agreement, so that they be deposited for the purposes established herein, or that once the subscription value has been paid for by a third party, are delivered by MAXCOM to the Trustee, and will also remain deposited for the purposes established herein.

3.3. The funds which MAXCOM receives from Mexican and/or foreign investors together with the irrevocable instruction letter prepared in terms substantially similar to the document attached hereto as Annex H hereof, a copy of which should be sent to the Trustee, for the subscription and payment of Treasury Shares or to pay the value of subscribing shares issued for further increases in the capital of MAXCOM.

3.4. The shares of MAXCOM that the Trustee subscribes in proportion to the number of shares it holds, in case MAXCOM decrees an increase in capital due to new contributions, having MAXCOM received from the CPO Holders the necessary funds for such subscription, and having the Trustee deliver the new CPOs to the CPO Holders.

3.5. The shares of MAXCOM which are received by Trustee pursuant to the terms of this Trust Agreement as a result of dividend payments in shares or their multiples (including splits of shares), or any product deriving




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therefrom, decreed by MAXCOM when capitalizing premiums over shares, prior contributions and/or retained profits or reserves.

FOURTH.- PURPOSE.- The purposes of this Trust is to establish a mechanism to allow Maxcom to receive additional funds through neutral investment in accordance with the Foreign Investment Law, for which the Trustee shall carry out the following activities:

4.1 The Trustee shall issue 5,622,822 (five million six hundred twenty two thousand eight hundred and twenty two) CPOs each evidencing one (1) Series C Share and one (1) Series N Share of the capital stock of MAXCOM which compose the Trust Estate as of the date of its formation pursuant to section 5.5 of Clause Fifth below. Also, the Trustee shall, from time to time, issue, additional CPOs with similar characteristics to those of the first issuance, in case the number of MAXCOM shares in the Trust Estate is increased pursuant to section 5.6 of Clause Fifth below, following in every case the requirements of section 5.8 hereof and the guidelines of the form issuance minutes attached to this Trust Agreement as Annex G, with the specifications and adaptations approved by the Technical Committee (as defined in Clause Tenth below) and having obtained the necessary government authorizations, as appropriate.

4.2 For the purposes established in section 4.1 above, the Trustee shall maintain the ownership of the Shares in Trust during the term of this Trust Agreement.

4.3 The Trustee shall exercise the voting rights of the Series C Shares in Trust, precisely according to section 5.1 of Clause Fifth below.

4.4 The Trustee shall exercise the voting rights of the Series N Shares in Trust, precisely according to section 5.2 of Clause Fifth below.

4.5 The Trustee shall exercise the monetary and equity rights of the Series C Shares in Trust and Series N Shares in Trust, according to section 5.3 of Clause Fifth below.

4.6 The Trustee shall receive from MAXCOM stock certificates evidencing Series C Shares and Series N Shares, fully subscribed to and paid for, in the event of issuance and payment of Treasury shares or further increases in capital represented by Series C Shares and Series N Shares issued by MAXCOM, and that the Trustee recognizes as Trust Beneficiaries the persons indicated by MAXCOM or the Technical Committee in connection with the CPOs to be issued as a result of depositing such shares in the Trust, observing at all times the provisions of sections 5.3, 5.4 and 5.8 of Clause Fifth below.

4.7 The Trustee shall carry out other acts provided for in this Trust Agreement as indicated in each case.

FIFTH.- OBLIGATIONS OF THE TRUSTEE. In fulfilling the purposes of the Trust the Trustee must proceed as follows, in addition to the provisions of other parts of this Trust Agreement:

5.1 EXERCISE THE VOTING RIGHT OF THE SERIES C SHARES UNDER TRUST.

The Trustee, following the instructions issued from time to time by the Technical Committee, shall grant special powers of attorney to the individuals determined by the Technical Committee or shall send a trust delegate, to attend Shareholders' Ordinary and Extraordinary Meetings of MAXCOM called and held during the term of this Trust Agreement and vote the Series C Shares in Trust that form part of the Trust Estate, precisely and at all times in the same manner and to the same effect as the majority of the Series A Shares. The Trustee shall inform in writing the Common Representative of any such Meetings.

The Trustee shall have the obligation to attend the Shareholders' Meetings of MAXCOM only if, it receives, at least 10 (ten) calendar days prior to the date when the Meeting will be held according to the corresponding call, a notice from the Secretary or the Pro-Secretary of the Board of Directors informing the Trustee of the date, hour and place where the corresponding Shareholders' Meeting will be held. If no instructions are provided, the Trustee shall have




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no liability with respect to its failure to grant the necessary powers of attorney for such meeting or if a trust delegate does not attend such meeting.

To exercise the voting right of the shares, the Trustee, through its trust delegate, shall first determine the manner and to the effect in which the majority of the Series A Shares were voted, as provided in writing by the Secretary of the Board of Directors, or, in his absence, by the Pro-Secretary, or in the absence of both, by the Secretary of such Meeting, either at the moment when the Shareholders' Meeting is being held, or if it is held pursuant to Article Thirteenth of the Charter and By-laws, once the Series A shareholders have signed the resolutions adopted outside the Shareholders' Meeting, and the Secretary or the Pro-Secretary must clearly indicate the manner and the effect in which the majority of the Series A Shares were voted in the document where the Secretary asks the Trustee to sign the resolutions adopted outside the Shareholders' Meeting. Once the Trustee receives or determines such information, it shall vote the Series C Shares in Trust precisely in the same terms and with the same considerations, if any, in which, as informed by the Secretary or the Pro-Secretary of the Board of Directors or by the Secretary of such Meeting, the majority vote of the Series A Shares has been cast.

The Trustee shall not be liable to the Trust Beneficiaries if the Secretary, the Pro-Secretary or the Secretary of the corresponding Meeting, falsify the information provided to the Trustee in this respect, provided that the Trustee had no prior knowledge of such falsification.

5.2 EXERCISE OF THE VOTING RIGHT OF THE SERIES N SHARES UNDER TRUST.

Upon its receipt of written instructions form any Trust Beneficiary or CPO Holder, the Trustee shall grant in favor of the person or persons specified in such instructions, the power-of-attorney or powers-of-attorney necessary for such persons to attend and vote at the Shareholders' Meetings of MAXCOM at which, according to the Charter and By-laws, the holders of Series N Shares may attend and vote, that are called and held during the term of this Trust Agreement, representing the Series N Shares in Trust relating to the CPO owned by the respective Trust Beneficiary or CPO Holder, except in case of General Meetings that were preceded by a Special Series N Shareholders' Meeting, in which specific case the Trustee shall grant the power-of-attorney in favor of the person or persons specified in writing by the Common Representative (as defined below) which have been appointed in the corresponding Special Shareholders' Meeting.

The power-of-attorney or powers-of-attorney shall be granted according to the general guidelines of the form power-of-attorney attached to this Trust Agreement as Annex D, within two (2) working days immediately following the date when, either the CPO Holder or the Common Representative, as the case may be, request such power of attorney from the Trustee in writing.

The granting of powers-of-attorney referred to in this section shall not be necessary for any General Shareholders' Meetings of MAXCOM held during the term of this Trust Agreement where the Series N Shares are not entitled to vote at pursuant to the Charter and By-laws. If the Trustee has doubts in the granting of powers-of-attorney pursuant to the provisions of this Trust Agreement, the Trustee shall request the Secretary of the Board of Directors of MAXCOM to inform it in writing whether Series N Shares have the right to vote in any matters to be discussed during the corresponding Shareholders' Meeting.

In addition to each Settlor's and CPO Holder's right to attend and vote in the Shareholders Meeting described above, each Settlor and CPO Holder has the absolute right, at any time and from time to time, to deliver written instructions to the Trustee requiring the Trustee to grant in favor of the individual or individuals specified in such instructions and the Trustee shall grant, the necessary powers of attorney so that said individuals may (i) adopt the necessary measures to represent the Series N Shares in the Trust that represent the CPOs owned by such Settlor or CPO Holder, and (ii) exercise the rights of the Trustee (as the holder of Series N Shares) under the Amended Securityholders Agreement with respect to such Series N Shares in Trust relating to the CPOs owned by such Settlor or CPO Holder. The powers of attorney shall be granted, within two (2) working days immediately following the date when, either the CPO Holder or the Common Representative, as the case may be, requests such power of attorney from the Trustee in writing.

5.3 EXERCISE OF THE EQUITY AND MONEY RIGHTS OF THE SERIES C AND SERIES N SHARES.






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5.3.1 The Trustee shall collect dividends in cash that may be declared in respect to the Shares in Trust, which it must deliver to each Trust Beneficiary, in pro rata to the number of CPOs they hold at the moment when the corresponding payment of dividend is paid and within 2 (two) working days following the date when the Trustee receives the dividend, either through a deposit made to the account that the Trust Beneficiary instructs the Trustee, or by delivering a cashier check issued in the name of the respective Trust Beneficiary.

5.3.2 In case a payment of dividends is declared for Series C Shares and Series N Shares, or in case reserves or other capital accounts were capitalized, which result in the issuance of new Series C Shares and Series N Shares for delivery to the shareholders of MAXCOM in proportion to their participation in the capital stock, the Trustee must proceed as follows:

a) The Trustee shall request the Common Representative to calculate, depending on the number of Series C Shares and Series N Shares delivered as a dividend and based on the shares that correspond to the number of CPOs that each Trust Beneficiary owns on such date, the number of CPOs that should be issued and delivered to each Trust Beneficiary, observing at all times that each CPO represents one (1) Series C Share and one (1) Series N Share.

b) Once the corresponding calculation by the Common Representative has been done, the Trustee shall issue the corresponding CPOs according to the provisions of this Trust Agreement, and deliver through the Common Representative, those CPOs which correspond to each Trust Beneficiary in accordance with the above.

c) If pursuant to the calculation done by the Common Representative of the Holders a surplus of shares exists, that is, if whole CPOs cannot be distributed among one or more of the Trust Beneficiaries, the Trustee shall keep the surplus shares in the Trust Estate, registering in benefit of which Trust Beneficiary or Trust Beneficiaries and in which proportion shall be the economic benefits in respect to such shares for purposes of paying dividends and exercising economic rights and, in the case of Series N Shares, voting rights (with the Common Representative exercising such voting rights) as verified and checked by the Common Representative, in the understanding that as soon as it is practicable to issue CPOs in favor of such Trust Beneficiaries as a result of further payments of dividends in the form of shares of MAXCOM, the Trustee shall proceed to issue the respective CPOs in favor of the corresponding Trust Beneficiary or Trust Beneficiaries, following at all times the instructions from the Common Representative relating to rounding up figures.

d) The Trustee must avoid that a situation where joint ownership of CPOs among the Trust Beneficiaries arises, unless the Trust Beneficiaries can be joint owners and state their consent to such joint ownership.

5.3.3 If the capital stock is reduced through the reimbursement of contributions or for redemption of losses, or it were resolved to redeem shares with undivided profits, and the foregoing results in the cancellation of Shares in Trust, the Trustee shall proceed as follows:

a) If the totality of the Shares in Trust are redeemed, reimbursed or canceled, the Trustee, pursuant to the instructions of the Technical Committee, shall withdraw the CPOs from circulation and distribute the amounts corresponding to the reimbursement, redemption or cancellation of the Shares in Trust among the CPO Holders in proportion to their holdings.

b) In the case less than the total number of Shares in Trust were reimbursed, redeemed or canceled, the Technical Committee, with the participation by the Common Representative, shall instruct the Trustee: (i) to have lots drawn before a Notary Public, in the terms applicable to shares of the General Law of Business Entities and the Charter and by-laws, in order to determine which CPOs shall be withdrawn from circulation; (ii) shall determine whether the CPOs are withdrawn from circulation strictly in proportion to the ownership of each CPO Holder; or (iii) shall determine if the CPOs are withdrawn from circulation in any other form, taking into account the particularities of the redemption, reimbursement or cancellation of Shares in Trust implicated.

Once the CPOs that are to be reimbursed or withdrawn from circulation have been selected according to the preceding paragraph and unless special shares (acciones de goce) are issued, the Trustee shall proceed to reimburse or withdraw such CPOs from circulation, delivering to the CPO Holders who own the selected CPOs, the funds accordingly paid by MAXCOM or that it pays on account of redemption, reimbursement or cancellation of the Shares in Trust. If the cancellation results from the redemption or cancellation of losses reflected in MAXCOM's Balance Sheet, no reimbursement whatsoever will apply for the CPO Holders for such cancellation.

In any case the CPO Holders must receive a fair and proportional treatment.

c) In case of an exchange or the number of the Shares in Trust is divided or multiplied (including split and reverse split), MAXCOM is merged with another corporation or other corporations as the surviving corporation, MAXCOM is spun off into two or more corporations, or a dividend is distributed in shares or other assets different to Series C Shares and Series N Shares, the Trustee, following instructions received from the Technical Committee and with the consent of the Common Representative, shall determine in a fair and proportional manner for the CPO Holders the appropriate adjustments and modifications that must be made to this Trust Agreement, to the issuance minutes of the CPOs, and to the composition of each CPO, and shall adopt the necessary provisions as may correspond, in the understanding that once the Trustee has determined such adjustments and modifications, if any, that should be made to this Trust Agreement, the corresponding amendment agreement must be approved pursuant to Clause Nineteenth hereof.

5.4. EXERCISE OF THE PREEMPTIVE RIGHT IN CASE OF INCREASES IN CAPITAL.

If at any Shareholders' Meeting of MAXCOM, MAXCOM resolves to increase the capital stock of MAXCOM through contributions in cash by its shareholders, (i) MAXCOM shall notify in writing such resolution to the Common Representative within 5 (five) business days following the date of such resolution and the Common Representative shall notify the same to the CPO Holders within 3 (three) business days thereafter, and (ii) each and every CPO Holder shall have the right to request the Trustee to exercise the preemptive right that corresponds to the Shares in Trust in connection with the CPOs which they hold, in the proportion that corresponds to them, delivering the corresponding subscription amount to the Trustee not less than 3 (three) working days before the term granted to make the subscription and payment of the increase in capital, expires; provided, however, that each subscription and payment shall (i) not exceed the maximum neutral investment percentages authorized by SECOFI to MAXCOM, and (ii) comply with the provisions of article 7, paragraph III, section
x) of the Foreign Investment Law.

The CPO Holders shall have the right to attend and appoint an attorney-in-fact to vote the Series N Shares in Trust corresponding to each CPO at all Shareholders' Meetings of MAXCOM where any increases in capital are proposed. The Common Representative shall be notified of the periods, terms and conditions whereby contributions in cash must be covered, and therefore the Trustee shall limit itself to (i) receive from the CPO Holders the irrevocable instruction letters specifying the corresponding amounts, (ii) compare the amounts received by MAXCOM as indicated in the irrevocable instruction letter, which shall be prepared in the terms of Annex H hereof, with the amounts which the Secretary of the Board of Directors of MAXCOM has informed the Trustee as the amount that corresponded to the required contribution by each holder of one share of the capital stock of MAXCOM, and (iii) based on the above, determine the number of shares to be subscribed and paid for, and consequently of the number of CPOs that must be delivered to the CPO Holders who exercised their preemptive right, in order that the Trustee proceed to deliver the corresponding amount to MAXCOM and request that MAXCOM deliver to the Trustee the Series C Shares and the Series N Shares subscribed for and paid with the funds received from the CPO Holders. Once the Trustee receives the stock certificates that evidence the Series C Shares and the Series N Shares subscribed for and paid, it shall issue the corresponding CPOs pursuant to the terms of this Trust Agreement and deliver them to the corresponding CPO Holder, following at all times the guidelines relating to surplus shares established in the last part of section c) of Clause
5.3.2 above. The Trustee may ask the Technical Committee to review and approve the respective figures, in which case the Trustee shall be released of any liability.

In order to maintain an adequate control of the procedure described above, the Trustee must ask the Secretary of the Board of Directors of MAXCOM to furnish it with detailed information of the amount of capital agreed upon, the number of shares that each shareholder is entitled to subscribe and the amount that must be paid by each shareholder, including the final date to subscribe the increase, the limit date for the payment, and the account where the corresponding funds shall be deposited; in any event, the Trustee shall deliver to each Trust Beneficiary a copy of the document containing the information provided by the Secretary; in the understanding that, if within 5 (five) days following the delivery of such information, in accordance with Section Seventeenth of this Agreement, by the

Trustee to the Trust Beneficiaries, no comment or objection to such information has been delivered to the Secretary, the information shall be considered definitive.

The Trustee shall not be liable if it does not duly receive the information from the Secretary or the Pro-Secretary of the Board, or if such information is not correct, and the Trustee shall not be obligated to verify and prove it.

5.5 FIRST ISSUE OF NON-REDEEMABLE ORDINARY PARTICIPATION CERTIFICATES.

Based on the Series C Shares and Series N Shares that form part of the Trust
     Estate at the time of its formation, the Trustee, shall proceed to make the first issuance of CPOs after obtaining, as the case may be, the necessary government authorizations:

a) A total of 5,622,822 (five million six hundred twenty two thousand eight hundred and twenty two) CPOs shall be issued, each representing in favor of the CPO Holders, the rights of the product and yield, of the ownership and, accordingly, the product of their sale, inherent or corresponding to one
     (1) Series C Share and one (1) Series N Share, rights that shall be subject to the limitations provided for in, and shall be exercised according to Clause Fifth and the other applicable provisions of this Trust Agreement and in the corresponding minutes of issuance.

b)   The CPOs shall be ordinary, registered and non-redeemable.

c) The CPOs shall be evidenced by certificates that must satisfy the requirements of the General Law of Negotiable Instruments and Credit Transactions.

d) The total nominal amount of the issuance of CPOs shall be as determined by Nacional Financiera, S.N.C. (Nacional Financiera, National Credit Institution), as provided for in Article 228-h of the General Law of Negotiable Instruments and Credit Transactions.

e) According to the terms of Article 228-k of the General Law of Negotiable Instruments and Credit Transactions, the Trustee shall not be obligated to pay the CPO Holders the nominal value of the CPOs that are issued.

f) Any transfer of CPOs must follow the Procedure for the Transfer of CPOs provided for in Annex E hereof. Each CPO must bear a legend stating that the transfer of a CPO is subject to the transfer restrictions contained in the Procedure for the Transfer of CPOs provided for in Annex E hereof. Each CPO shall also contain a separate legend disclosing that the transfer of such CPO is subject to the transfer restrictions contained in the Amended Securityholders Agreement. The Trustee shall not be responsible for the taxes arisen as a result of any transfer.

5.6 SUBSEQUENT ISSUANCES OF NON-REDEEMABLE ORDINARY PARTICIPATION CERTIFICATES.

In the cases indicated below, the Trustee, following instructions received from the Technical Committee and after a Shareholders Meeting has been held to approve the issuance of new Series C Shares and Series N Shares (and subject to any other restriction contained in the Amended Securityholders Agreement in connection with the issuance of shares representing MAXCOM's capital), shall proceed to make new issues of CPOs with essentially identical characteristics to those CPOs originally issued:

a) In the case where the Trustee subscribes and pays for Series C Shares and Series N Shares by exercising the preemptive right in case of an increase in capital, with the funds delivered to the Trustee by the CPO Holders for such purposes;

b) In the case where one or more Settlors causing or instructing the Company to deposit of Series C Shares and Series N Shares in the Trust;

c) In the case where dividends that are paid to the Trustee regarding the Shares in Trust with Series C Shares and Series N Shares, or shares of MAXCOM are delivered to the Trustee as a result of the capitalization of net worth accounts made by issuing new Series C Shares and Series N Shares;

d) In the case where Treasury Shares that are subscribed and paid for and the Trustee receives from MAXCOM or the respective individual or corporation, the stock certificates that cover such Series C Shares and Series N Shares, fully subscribed and paid for, that were issued for such purpose.

e) In the case where the Trustee receives from MAXCOM Series C Shares and Series N Shares subscribed and paid for by individuals and corporations which shall remain deposited in this Trust.

For purposes of paragraphs d) and e) above, the respective individual or corporation shall pay for such shares directly to MAXCOM, instructing MAXCOM by means of an irrevocable instructions letter with copy to the Trustee, in the terms of Annex H hereof, to deliver to the Trustee the stock certificates evidencing such Series C Shares and Series N Shares, duly subscribed and paid for, that were issued for such purpose.

In the case of paragraphs a) through e) above, the Trustee, following instructions from the Technical Committee, and always within the limits authorized by SECOFI and the Amended Securityholders Agreement, shall proceed to issue the corresponding CPOs under the same terms that the original CPOs were issued, and to deliver the CPOs already issued to the individuals and corporations to whom they correspond according to this Trust Agreement.

Further issuances shall be identified in progressive order to distinguish them from the original issuance, as follows: Issuance 1, Issuance 2, Issuance 3, and so forth.

5.7 TERMINATION OF THE TRUST.

At the termination of the Trust pursuant to Clause Eighth hereof, the Trustee must withdraw the CPOs from circulation simultaneously with their cancellation, and create a new trust according to the instructions received theretofore from the Technical Committee where the CPO Holders shall have the same right relating to Series C Shares and Series N Shares as in this Trust Agreement, in order that at all times the Series C Shares and Series N Shares are owned by a trust institution and are voted according to the terms of section 5.1 of Clause Fifth, in order to fulfill the provisions of the By-laws, unless the limitations as to the ownership of such Series C Shares and Series N Shares and the restrictions on exercising of the right to vote the Series C Shares no longer exist as a result of an amendment to the applicable laws and the Charter and By-laws of MAXCOM, which in any case must be confirmed by any of (a) the law firm where the Secretary of the Board of Directors is a partner, or (ii) a law firm acceptable to the Majority of the CPO Holders, in which case the Trustee shall deliver, to the extent permitted by applicable law and the Charter and By-laws of MAXCOM, the Series C Shares and/or Series N Shares directly to the holders of the canceled CPOs.

Prior to the creation of the trust referred to in the preceding paragraph, the same must be approved by the Majority of the CPO Holders. A copy of such agreement, along with an instrument evidencing their rights and interests under the new trust agreement regarding the Series C Shares and Series N Shares shall be delivered to each CPO Holder.

5.8. RESTRICTIONS ON THE ISSUANCE OF NEW CPO's.

Notwithstanding anything to the contrary in this Agreement, the issuance and delivery by the Trustee to any person (including any option or warrant holder) of any of the CPOs (other than the 5,622,822 (Five Million Six Hundred Twenty Two Thousand Eight Hundred Twenty Two) initial CPOs) will require (i) a certificate from MAXCOM to the effect that it is in compliance with all of its obligations under any agreement that is relevant for purposes of this Trust, including, without limitation, the Amended Securityholders Agreement, which certification shall take the form of a legal opinion of MAXCOM's inside or outside counsel to that effect, and (ii) either (a) the issuance of shares to be deposited directly or indirectly by such proposed Settlor is authorized pursuant to the By-laws, or (b) the Majority of the CPO Holders (as defined below) agree on the admission of such person as Settlor.

5.9 REGULATED CPO HOLDERS.

a) Regulatory Compliance. In connection with any redemption, purchase or any other acquisition by MAXCOM or any other activity with respect to the voting rights of any of MAXCOM's shares of capital stock, any CPO Holder subject to regulation by the Federal Reserve Bank of the United States of America under the U.S. Bank Holding Company Act, as amended, (a "Regulated CPO Holder") may deliver written instructions to the Trustee instructing the Trustee to notify MAXCOM that, pursuant to the Amended Securityholders Agreement, MAXCOM must postpone the adoption of such action for a period of time specified by such Regulated CPO Holder (which shall not exceed 45 days) while such Regulated CPO Holder obtains authorization for such Regulated CPO Holder and its affiliates to retain the CPOs (and shares of MAXCOM represented thereby) owned by such Regulated CPO Holder and its affiliates or to otherwise reduce the quantity of MAXCOM's shares and CPOs owned (beneficially or of record) by such CPO Holder and its affiliates in order to avoid a Regulatory Problem (as defined below). If a Regulated CPO Holder has a Regulatory Problem, MAXCOM and the Trustee will cooperate and assist such Regulated CPO Holder by taking the actions considered necessary or desirable (in the Regulated CPO Holder's opinion) as requested by the Regulated CPO Holder, to solve such Regulatory Problem. "Regulatory Problem" means any transaction, circumstance or situation in which: (A) any Regulated CPO Holder and its affiliates would, directly or indirectly, control or have power over a greater quantity of securities of any kind issued by MAXCOM (including any control or power by virtue of the ownership of CPOs) or any other entity than are permitted under any requirement of any governmental authority, or (B) any governmental authority or regulatory agency is then asserting (or such Regulated CPO Holder believes that there is a risk of such an assertion) that such Regulated CPO Holder and its affiliates are not entitled to hold, or exercise any significant right related with the shares (if any) and CPOs held of record or beneficially by such Regulated CPO Holder.

b) Conversion of Series N Shares and Series C Shares. Each Regulated CPO Holder may deliver written instructions to the Trustee instructing the Trustee to notify MAXCOM, at any time (whether related to any action referred to in section 5.9(a) above or otherwise) upon the occurrence or possible occurrence of a Regulatory Problem, of such Regulated CPO Holder's desire to convert (without the delivery or payment by the Trustee or such Regulated CPO Holder of any additional consideration) such number of Series N Shares or Series C Shares then held by the Trustee relating to the CPOs owned by such Regulated CPO Holders and/or its affiliates which may be deemed voting shares under laws applicable to such Regulated CPO Holder into a similar number of shares without voting rights (whether in the form of MAXCOM's ordinary shares, preferred shares or other securities, to the extent permitted by Mexican law). As long as permitted by applicable law, upon the conversion of any such Series N Shares and/or Series C Shares pursuant to this Section 5.10, the Trustee shall release such securities from the Trust Estate. In the case of such conversion, such Regulated CPO Holder and/or its affiliates, shall be entitled to, to the maximum extent possible, all of the rights to which they are entitled as a CPO Holder pursuant to this Agreement and the Amended Securityholders Agreement, other than the limited voting rights of such substituted securities. In addition, if the Regulatory Problem ceases to exist or at the Regulatory CPO Holder's request, at any time, as long as permitted by applicable law and any required governmental authorizations therefor are obtained, the Trustee and said Regulated CPO Holder and its affiliates shall have the right to reconvert such other shares or securities in Series C Shares and/or Series N Shares. In the case of such reconversion of any of said shares or securities into Series C Shares and/or Series N Shares, the CPO Holder agrees to deposit such Series C Shares and Series N Shares in the Trust in exchange for CPOs and said Regulated CPO Holder and/or its affiliates, as the case may be, shall continue to be entitled to all the rights that it had pursuant this Agreement and the Amended Securityholders Agreement as a CPO Holder.

SIXTH.- APPOINTMENT OF TRUST BENEFICIARIES. The Mexican and/or foreign individuals or corporations who are CPO Holders, either of the first or subsequent issuance made by the Trustee, shall be Trust Beneficiaries of this Trust Agreement.

By the sole act of acquiring and holding the CPOs issued by the Trustee pursuant to this Trust Agreement, the CPO Holders shall be subject to the terms, conditions and provisions contained both in this Trust Agreement, as in the respective minutes of issuance and the certificate or certificates that cover the CPOs.

The Trustee must keep a register of the CPO Holders and no transfer of CPOs shall be valid if it does not comply with the procedure established in Annex E of this Trust Agreement.

SEVENTH.- ON THE HOLDERS OF ORDINARY PARTICIPATION CERTIFICATES.- The CPO Holders, by the simple fact of having acquired CPOs, shall remain subject to the provisions of this Trust Agreement and to the corresponding minutes of issuance. Except for the issuance or sale to a Settlor, each issuance or transfer of any CPO is conditioned to the execution of an Adherence Agreement to this Trust Agreement, the form of which is attached hereto as Annex C of this Trust Agreement.

EIGHTH.- ON THE TERM OF THE TRUST.- The term of this Trust shall be 30 (thirty) years, unless a longer term is permitted by law, in which case the term shall be that maximum permitted by law, and may be extended by a written notice issued to the Trustee by the Technical Committee at least 12 (twelve) months prior to the expiration of the original term or extension thereof. The Trustee shall initiate the acts and procedures aimed at extinguishing the Trust 12 (twelve) months before the expiration of such term, after which it shall proceed according to section 5.7 of Clause Fifth.

Notwithstanding the foregoing, the Trust may be terminated at any moment by recommendation from the Technical Committee, provided that all of the CPO Holders are notified in writing not later than 3 (three) days prior to such termination and the Supermajority of the CPO Holders agree to such termination.

In any case, in order to extinguish the Trust the provisions of Article 228-T of the General Law of Negotiable Instruments and Credit Transactions shall be followed.

NINTH.-  APPOINTMENT OF THE COMMON REPRESENTATIVE.

For purposes of Article 228-Q of the General Law of Negotiable Instruments and Credit Transactions, the Majority of the CPO Holders shall have the right to appoint a common representative (the "Common Representative") in the minutes of issuance of CPOs, who may or may not be CPO Holder. The Trustee must confirm this appointment in the minutes of issuance of the CPOs.

The title of Common Representative is personal and shall be performed by the individual appointed to such effect or by the ordinary representatives of the banking institution or financial or fiduciary entity appointed thereto.

The Common Representative shall act as agent for the CPO Holders and shall have the authority and responsibilities set forth in ARTICLE 228 r of the General Law of Negotiable Instruments and Credit Transactions in addition to those entrusted by the Majority of the CPO Holders at the time of the corresponding appointment and that are included in the issuance minutes. The Common Representative shall have the authority to grant powers of attorney within the authority granted.

The Common Representative may only resign its appointment for serious cause, as determined by a competent judge in the Trustee's domicile, and may be removed at any time by agreement of the Majority of the CPO Holders pursuant to the General Law of Negotiable Instruments and Credit Transactions.

If there is no negligence or intentional wrongdoing on the Common
Representative's part, Maxcom hereby agrees to indemnify and hold the Common Representative harmless from any liability relating to its performance hereunder provided that the Common Representative acts in accordance with instructions received from the Majority of the CPO Holders and in compliance with the provisions of this Trust Agreement.

TENTH.- ABOUT THE TECHNICAL COMMITTEE.- According to the provisions of the last paragraph of article 80 of the Federal Banking Law, a Technical Committee is hereby created, to be integrated by 3 (three) members with their respective alternates, who shall be appointed as follows:

     a)   2 (two) appointed by MAXCOM.

     b)   1 (one) appointed by the Majority of the CPO Holders.

The document attached to this Agreement as Annex "I," establishes the name of the members and alternates of the Technical Committee which are appointed when entering into this Agreement, which includes the sample of signatures of such members. Notwithstanding the foregoing, Maxcom and the Majority of the CPO Holders shall, at any time, by written notification to the Trustee, remove and appoint their respective members (or alternate members) of the Technical Committee.

In any case, a representative of the Trustee shall attend meetings of the Committee, allowed to speak but not to vote. Additionally, the Common Representative may designate an additional representative of the CPO Holders to attend meetings of the Technical Committee, provided that such additional representative shall not be able to vote at such meetings. The Technical Committee shall appoint a delegate for the fulfillment of its resolutions, who may or not be a member of such Committee.

The Technical Committee shall meet validly with the attendance of the majority of its members and its decisions must be invariably adopted by the majority of its members and must be reported in writing to the Trustee. The Technical Committee shall meet, upon the prior notice made by any of its members at the request of any of its members, the Trustee, MAXCOM or the Majority of the CPO Holders. Such notice shall be made in accordance with the terms provided in Clause Seventeenth and sent to the other members 7 (seven) days prior to the date the corresponding meeting will be held. No call shall be required if all the Technical Committee members are present at the meeting. The resolutions adopted by Technical Committee members outside a meeting shall be valid provided such resolutions are adopted by all the Technical Committee members and are ratified in writing.

If, for whatever reason, any member of the Technical Committee is unable to perform in his commission, his respective alternate shall assume such duties. The Technical Committee, as applicable, agrees to notify the Trustee of any change in its members; otherwise, the Trustee shall not be liable for acts which it carries out following instructions issued and signed by persons the Trustee has registered, with name and signature, as members of the Technical Committee.

The members of the Technical Committee shall not receive any income whatsoever for performing their commissions.

If there is no negligence or intentional wrongdoing on the part of any member of the Technical Committee, MAXCOM hereby agrees to indemnify and hold such member harmless from any liability relating to his performance hereunder provided that such member acts in compliance with applicable law and the provisions of this Trust Agreement.

ELEVENTH.- ON THE AUTHORITY AND OBLIGATIONS OF THE TECHNICAL COMMITTEE.- The Technical Committee shall have the following authority and obligations:

1) To instruct the Trustee to make the corresponding issuances of CPOs in compliance with the purposes of the Trust, and determine in each case the amount and characteristics of these, with the prior authorization from General Bureau of Foreign Investment and the National Banking and Securities Commission, as applicable.

2) As applicable, recommend the termination of the Trust and, in such event, resolve on the disposition of the securities that compose the Trust Estate, following at all times the guidelines of this Trust Agreement and of the issuance minutes.

3) Others as it may require to accurately fulfill its functions regarding the purposes of the Trust.

4) Resolve on any situation not provided for in the Trust or in the issuance minutes of the CPOs, as well as approve the adaptations, deviations, corrections and modifications that must be made to the definitive issuances minutes regarding the form of issuance minutes attached to this Trust Agreement as Annex G, provided that any resolution relating to the amendment of this Trust Agreement is subject to the prior written authorization of the Majority of the CPO Holders.

5)   Appoint agents to defend the Trust Estate.

6)   Any other authority derived from the provisions of this Trust.

Decisions by the Technical Committee shall be notified in writing to the Trustee. If there is no negligence or intentional wrongdoing on the Trustee's part, the Trustee is released of any liability derived from acts which it carries out in fulfilling the instructions by the Technical Committee; however, it shall not be obligated to fulfill such instructions when they are opposed to the legal nature or the purposes of the Trust.

MAXCOM and the CPO Holders agree that their respective representatives in the Technical Committee shall at all times comply with the provisions of the Amended Securityholders Agreement.

TWELFTH.- DEFENSE OF THE TRUST.- When in order to fulfill the purposes of the Trust, urgent acts must be carried out, which if omitted might materially and adversely affect the Trust Estate, and if it is not possible to have the Technical Committee meet, the Trustee shall proceed pursuant to Article 356 of the General Law of Negotiable Instruments and Credit Transactions.

The Technical Committee shall be responsible for notifying the Trustee in writing of any situation that might affect the Trust Estate, as well as for appointing a person to be in charge of exercising the rights derived from it, or proceed in its defense.

In case of urgency, the Trustee shall carry out acts that are essential to preserve the Trust Estate and the rights derived thereof, without prejudice of the Technical Committee's obligation to name the person to whom the Trustee shall grant powers-of-attorney.

If there is no negligence or intentional wrongdoing on the Trustee's part, MAXCOM hereby agrees to indemnify and hold the Trustee harmless from any liability relating to its performance hereunder provided that the Trustee acts in accordance with instructions received from the Technical Committee and in compliance with the provisions of this Trust Agreement.

THIRTEENTH.- ABOUT THE TRUSTEE'S FEES.- MAXCOM shall pay the Trustee the amounts determined in a separate document, which is added to this Trust Agreement as Annex F.

FOURTEENTH.- ABOUT THE COMMON REPRESENTATIVE'S FEES AND OTHER EXPENSES.- The fees of the Trustee, as well as other expenses (including actual expenses of the Trustee and the Common Representative) to be disbursed in fulfilling this Trust Agreement and for each issuance of CPOs, shall be paid exclusively by MAXCOM.

FIFTEENTH.- LEGAL PROHIBITION BY THE TRUSTEE.- As provided for in Article 106, paragraph XIX, subparagraph b), of the Federal Banking Law, the Trustee declares that it has thoroughly explained to the Settlors the value and legal consequences of such fraction, which ad verbatim reads:

                  "Article 106. Credit institutions will be forbidden to:
                  XIX...

                  b) Respond before the Settlors, principals or constituents, for non-fulfillment by the debtors for the credits granted, or by the issuers for the securities acquired, unless it is to blame, as provided in the final part of article 356 of the General Law of Negotiable Instruments and Credit Operations, or guarantee obtainment of yield from the funds entrusted to itself for investment.

                  If upon conclusion of the trust, mandate or commission created for the granting of loans, these have not been settled by the debtors, the institution must transfer them to the Settlor or trust beneficiary, as the case may be, or to the principal or constituent, and refrain from paying their amount.

                  Any pact contrary to the provisions of the two above paragraphs shall have no legal effect whatsoever.

SIXTEENTH.-  SUBSTITUTION OF THE TRUSTEE.

(a) Subject to the provisions of paragraphs (c) and (d) below and with the prior authorization from the General Bureau of Foreign Investment and the National Banking and Securities Commission, the Trustee may terminate its performance as trustee according to this Trust through a written notice to MAXCOM and to the CPO Holders at least 60 (sixty) calendar days in advance. Subject to paragraph (c) below, the Trustee may be discharged through a written notice by the Common Representative that has the approval from the Majority of the CPO Holders, issued at least 30 (thirty) calendar days in advance;

b) If the Trustee stops performing as trustee according to this Trust Agreement because of an advance termination according to paragraph (a) above, the Trustee shall prepare account statements, balance sheets and accounts regarding the Trust Estate, which must be delivered to each party to this Trust Agreement within the first 15 (fifteen) calendar days after the termination occurs. It shall be understood that MAXCOM and the CPO Holders, through their Common Representative, shall have 15 (fifteen) working days to examine and object against such financial statements, balance sheets and accounts, once they have been received; once said period has elapsed, the financial statements, balance sheets and accounts shall be deemed approved by MAXCOM and the CPO Holders;

(c) The Majority of the CPO Holders (with the prior written consent by MAXCOM, which shall not be unreasonably withheld) shall have the right to appoint any substitute trustee;

(d) Notwithstanding the foregoing, the Trustee shall continue to perform as trustee according to this Trust Agreement until a substitute trustee has been appointed and such substitute trustee has accepted the designation; and

(e) The substitute trustee shall have the same rights and obligations as the Trustee under this Trust Agreement and shall be considered as the "Trustee" for the purposes provided for in this Trust Agreement.

SEVENTEENTH.- NOTICES. Any notices between the parties under this Trust Agreement shall be delivered in writing to the party's address provided in Clause Eighteenth hereof or via facsimile confirmed in writing, and shall be considered as delivered on the date the addressee receives such notification.

EIGHTEENTH.- DOMICILES AND NOTICE ADDRESSES.- For purposes of this Trust Agreement, the parties provide the following addresses for delivery of notice:

SETTLORS: As set forth next to such Settlors name on the signature pages hereto.

TRUSTEE:

                  Bosques de Duraznos 75 PH Ala A
                  Col. Bosques de las Lomas
                  11700 Mexico, D.F.
                  Telecopy: 57 25 59 00

MAXCOM:

                  Magdalena No. 211 Piso 5
                  Col. del Valle
                  03100 Mexico, D.F.
                  Telecopy: 52-5- 51 47 86 45 / 52-5 -51 47 55
                  Attention: General Director

The parties must notify in writing any change of address 5 (five) working days in advance, and in case of not complying with this notification, notices addressed to the last address indicated shall have full legal effect.

NINETEENTH.-  AMENDMENTS.

This Trust Agreement may be amended at any time with the prior written approval of the Trustee, MAXCOM and the Supermajority of the CPO Holders.

TWENTIETH.-  GOVERNING LAW.

The formation, validity, fulfillment and interpretation of this Trust Agreement shall be governed by the General Law of Negotiable Instruments and Credit Transactions and other applicable commercial legislation of the United Mexican States and, in the event the commercial provisions were not applicable, by the Civil Code for the Federal District.

The parties hereby agree that as regards the interpretation of and compliance under this Trust Agreement they expressly submit to the competent courts sitting in Mexico, Federal District, and hereby waive any claim constituting such court as an inconvenient forum because of their present or future domiciles.

TWENTY FIRST.-  DEFINITIONS.

For purposes of this Trust Agreement, "Majority of the CPO Holders" shall mean the CPO holders representing more than 50% (fifty per cent) of the CPOs in circulation at the moment in which the corresponding vote is taken. For purposes of this Trust Agreement, "Supermajority of the CPO Holders" shall mean the CPO holders representing more than 66% (sixty six per cent) of the CPOs in circulation at the moment in which the corresponding vote is taken.

In order to determine if there is a "Majority of the CPO Holders" of a "Supermajority of the CPO Holders" in order to adopt a resolution under this Trust Agreement, the CPO Holders may hold a General CPO Holders Meeting pursuant to article 228 of the General Law of Negotiable Instruments and Credit Transactions.

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

LIST OF ANNEXES

ANNEX "A"             LIST OF SETTLORS

ANNEX "B"             LIST OF OPTION HOLDERS

ANNEX "C"             ADHERENCE AGREEMENT

ANNEX "D"             FORM POWER OF ATTORNEY FOR SERIES N SHARES

ANNEX "E"             PROCEDURE FOR THE TRANSFER OF CPOS

ANNEX "F"             TRUSTEE FEES

ANNEX "G"             FORM OF ISSUANCE MINUTES

ANNEX "H"             FORM IRREVOCABLE LETTER OF INSTRUCTION

ANNEX "I"             NAME OF MEMBERS OF THE TECHNICAL
                      COMMITTEE AND THEIR SIGNATURE SAMPLES





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